Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

Company Announcement

COPENHAGEN, Denmark; November 14, 2022 – Genmab A/S (Nasdaq: GMAB) - In accordance with Article 19 of Regulation No. 596/2014 on Market Abuse and Implementing Regulation 2016/523, this document discloses the data of the transactions made in Genmab A/S (Nasdaq: GMAB) made by managerial employees and their closely associated persons.

The company’s managerial employees and their closely associated persons have given Genmab A/S power of attorney on their behalf to publish trading in Genmab shares by the company’s managerial employees and their closely associated persons.

Please find below a statement of such trading in shares issued by Genmab A/S

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anders Gersel Pedersen
2.	Reason for the notification
a)	Position/status	Member of the Board of Directors
b)	Initial notification/Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Genmab A/S
b)	LEI-code	529900MTJPDPE4MHJ122
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share DK0010272202
b)	Nature of the transaction	Sale of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 3,120	6
		DKK 3,120	9
		DKK 3,120	12
		DKK 3,120	25
		DKK 3,120	292
		DKK 3,121	4
		DKK 3,121	5
		DKK 3,121	6
		DKK 3,121	20
		DKK 3,121	30
		DKK 3,121.50	1

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 56
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

DKK 3,122	1
DKK 3,122	2
DKK 3,122	3
DKK 3,122	4
DKK 3,122	6
DKK 3,122	6
DKK 3,122	7
DKK 3,122	8
DKK 3,122	8
DKK 3,122	8
DKK 3,122	8
DKK 3,122	8
DKK 3,122	8
DKK 3,122	9
DKK 3,122	15
DKK 3,122	21
DKK 3,122	30
DKK 3,122	38
DKK 3,122.50	9
DKK 3,123	8
DKK 3,123	8
DKK 3,123	23
DKK 3,123	30
DKK 3,124	1
DKK 3,124	5
DKK 3,124	5
DKK 3,124	8
DKK 3,124	16
DKK 3,124	16
DKK 3,124	17
DKK 3,124	56
DKK 3,125	6
DKK 3,125	15
DKK 3,125	20
DKK 3,125	60
DKK 3,126	5
DKK 3,126	6
DKK 3,126	36
DKK 3,127	2
DKK 3,127	3
DKK 3,127	3
DKK 3,127	5

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 56
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

		DKK 3,127	5
		DKK 3,127	5
		DKK 3,127	8
		DKK 3,127	8
		DKK 3,127	12
		DKK 3,127	13
		DKK 3,127	18
		DKK 3,127	18
		DKK 3,127	20
		DKK 3,127	22
		DKK 3,128	4
		DKK 3,128	4
		DKK 3,128	6
		DKK 3,128	6
		DKK 3,128	7
		DKK 3,128	24
		DKK 3,128	28
		DKK 3,129	29
d)	Aggregated information - Aggregated volume - Price	1,200 shares DKK 3,123.21
e)	Date of the transaction	2022-11-11
f)	Place of the transaction	Aquis Exchange Europe (AQEU) Boerse Berlin Equiduct Trading (XEQT) CBOE Europe (BEUP, CEUD and CEUX) First North Denmark (XCSE) Posit (XPOS) Turquoise Europe (TQEM and TQEX)

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Communications and Corporate Affairs

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 56
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 3/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Exhibit 99.1

Transactions with shares and linked securities in Genmab A/S made by managerial employees and their closely associated persons

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 56
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 4/4
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122